SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              _____________________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1 (B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                          (AMENDMENT  NO.  ___________)(1)


                           CHENIERE  ENERGY,  INC.
                              (Name  of  Issuer)


              COMMON  STOCK,  PAR  VALUE  $0.003  PER  SHARE
                  (Title  of  Class  of  Securities)


                                   16411R109
                                (CUSIP  Number)


                               NOVEMBER  30,  1999
           (Date  of  Event  Which  Requires  Filing  of  this  Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]    Rule  13d-1  (b)

  [X]    Rule  13d-1  (c)

  [ ]    Rule  13d-1  (d)

____________________
  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411R109                    13G                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Azure Energy Fund, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Commonwealth of The Bahamas

--------------------------------------------------------------------------------
                       5.    SOLE VOTING POWER           3,465,530

    NUMBER OF          ---------------------------------------------------------
      SHARES           6.    SHARED VOTING POWER                 0
   BENEFICIALLY
  OWNED  BY  EACH      ---------------------------------------------------------
     REPORTING         7.    SOLE DISPOSITIVE POWER      3,465,530
   PERSON WITH
                       ---------------------------------------------------------

                       8.    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,465,530

--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                  [_]

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         8.1%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*                                CO

--------------------------------------------------------------------------------

ITEM  1(A).     NAME  OF  ISSUER:

     Cheniere  Energy,  Inc.

ITEM  1(B).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

     Two  Allen Center, 1200 Smith Street, Suite 1740, Houston, Texas 77002-4312

ITEM  2(A).     NAME  OF  PERSON  FILING:

     Azure  Energy  Fund,  Inc.

ITEM  2(B).     ADDRESS  OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     C/o Fortis Fund Services (Bahamas) Limited, Montague Sterling Centre, 404 East Bay Street, Post Office Box SS-6238, Nassau, New Providence, The Bahamas.

ITEM  2(C).     CITIZENSHIP:

     Azure Energy Fund, Inc. is an International Business Company organized under and in accordance with the laws of the Commonwealth of The Bahamas.

ITEM  2(D).     TITLE  OF  CLASS  OF  SECURITIES:

     Common  Stock,  par  value  $0.003  per  share  (the  "Common  Stock").

ITEM  2(E).     CUSIP  NUMBER:

     CUSIP  Number  16411R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker  or  dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank  as  defined  in  Section  3(a)(6)  of  the  Exchange  Act.

     (c) [ ] Insurance  company  as  defined in Section 3(a)(19) of the Exchange
             Act.
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
     (e) [ ] An  investment  adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j) [ ] Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount  beneficially  owned:     3,465,530

     (b)     Percent  of  class:     8.1%

     (c)     Number  of  shares  as  to  which  such  person  has:

     (i)     Sole  power  to  vote  or  to  direct  the  vote:       3,465,530;

     (ii)    Shared  power  to  vote  or  to  direct  the vote:              0;

     (iii)   Sole power to dispose or to direct the disposition of:  3,465,530;

     (iv)    Shared power to  dispose or to direct the disposition of:       0.

ITEM  5.    OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five  percent  of  the  class  of  securities,  check  the  following. [   ]

ITEM  6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Azure Energy Fund, Inc.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not  applicable.


ITEM  8.    IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE GROUP.

     Not  applicable.


ITEM  9.    NOTICE  OF  DISSOLUTION  OF  GROUP.

     Not  applicable.

ITEM  10.   CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


EXHIBITS:   None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September  29,  2000
                                         ---------------------------------------
                                                      (Date)


                                         Azure  Energy  Fund,  Inc.

                                         By:  /s/  Dorothea  Thompson
                                         ---------------------------------------
                                                    (Signature)


                                         Dorothea  Thompson,  Director
                                         ---------------------------------------
                                                    (Name/Title)